UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A/A

NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it is amending and adopting as its own the Notification of Registration of MainStay VP Series Fund, Inc., a Maryland Corporation, under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:	MAINSTAY VP FUNDS TRUST

Address of Principal Business Office (No. & Street, City, State, Zip Code):

51 Madison Avenue
New York, New York 10010

Telephone Number:	212-576-7000

Name and Address of Agent for Service of Process:

J. Kevin Gao
New York Life Investment Management LLC
169 Lackawanna Avenue
Parsippany, NJ 07054

Check appropriate box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:   YES [X]*    NO [   ]

*           In connection with a reorganization changing domicile from Maryland to Delaware, the Registrant, MainStay VP Funds Trust, a Delaware statutory trust, filed with the U.S. Securities and Exchange Commission an amendment to the Registration Statement of MainStay VP Series Fund, Inc., a Maryland Corporation, under and pursuant to the provisions of Section 8(b) of the Investment Company Act of 1940, as amended, on April 14, 2011, amending and adopting such Registration Statement as the Registrant’s own pursuant to Rule 414 under the Securities Act of 1933, as amended. The amendment is effective April 29, 2011.

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Parsippany, State of New Jersey, on the 29th day of April, 2011.

MAINSTAY VP FUNDS TRUST

By:	/s/ Stephen P. Fisher
Stephen P. Fisher
President and Principal Executive Officer

Attest:

/s/ Kevin M. Bopp
Kevin M. Bopp
Assistant Secretary